Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-170433) of our report dated January 28, 2010 (except for the last four paragraphs of Note 12, as to which the date is February 24, 2010) (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph regarding the Company’s development stage status and its ability to continue as a going concern), relating to the financial statements of Anthera Pharmaceuticals, Inc. (a development stage company) appearing in the prospectus which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such prospectus.
/s/ Deloitte & Touche LLP
San Francisco, California
November 16, 2010